

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Steve Mason
Chief Legal Officer
Lightning eMotors, Inc.
815 14th Street SW, Suite A100
Loveland, Colorado 80537

      Re: Lightning eMotors, Inc.
          Registration Statement on Form S-3
          Filed August 10, 2022
          File No. 333-266736

Dear Mr. Mason:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: Michael B. Kirwan